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                             June 24, 2022

       Joshua Davidson, Esq.
       Baker Botts L.L.P.
       910 Louisiana Street
       Houston, TX
       77002

                                                        Re: Blueknight Energy
Partners, L.P.
                                                            Schedule 13E-3
filed June 1, 2022
                                                            File No. 005-83211
                                                            color:white;"_
                                                            Schedule 14A filed
June 1, 2022
                                                            File No. 001-33503

       Dear Joshua Davidson:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed June 1, 2022

       Summary Term Sheet, page 1

   1. We note the text in bold near the top of page 6. Please disclose why the Conflicts
                                                        Committee was not
delegated the authority to determine that the Merger Agreement and the transactions
contemplated thereby were fair and reasonable to the Partnership
                                                        Unaffiliated Preferred
Unitholders.
   2. Please also disclose on page 6 how the GP Board, in the absence of pertinent information from the Conflicts
Committee, was able to determine that the Merger Agreement and the transactions
contemplated thereby were fair and reasonable to the Partnership Unaffiliated
                                                        Preferred Unitholders.
Please also add such disclosure to the description in the Schedule
                                                        13E-3.
       Questions and Answers About the Merger and the Special Meeting, page 14 Joshua Davidson, Esq.
910 Louisiana Street
June 24, 2022
Page 2

3. In the answer at the bottom of page 17, please clarify whether a quorum requires a majority of each of (i) the outstanding Common Units and (ii) the Preferred Units, or, alternatively, a majority of the two classes, taken together. Please make the same clarification on page 74.
Background of the Merger, page 24

4.       On page 28, please correct the reference to "December 21, 2022."
5. On page 31, please disclose why Ergon rejected the Conflicts Committee s request that
         Ergon update its Schedule 13D.
6. Please disclose why the Conflicts Committee dropped its requests to require an
         Unaffiliated Common Unitholder Approval and that Ergon amend its
Schedule 13D.
7. Please disclose what consideration was given by the various parties involved in the negotiations to the letters sent by DG Capital Management, LLC to the GP Board on
         October 12, 2021, and November 15, 2021, as disclosed in DG Capital Management,
         LLC's Schedule 13D filings.
Unaudited Financial Projections of the Partnership, page 45

8. Please revise to include the full projections instead of a summary. Common Unit and Preferred Unit Ownership, page 97

9. Please ensure that all disclosure included in this section is updated to reflect the most recent available information.
General

10.      Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).
11.      Please provide a preliminary form of proxy.
12.      Please fill in the blanks in the proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameJoshua Davidson, Esq.                         Sincerely,
Comapany Name910 Louisiana Street
                                                                Division of
Corporation Finance
June 24, 2022 Page 2
FirstName LastName
                                                                Office of
Mergers and Acquisitions